FORM C
TORRO VENTURES CF, LLC

EXHIBIT D – Purchase Agreement



Torro, LLC

5965 South 900 East Suite 300, Murray, UT 84121

SECURED MERCHANT AGREEMENT FOR THE PURCHASE AND SALE OF FUTURE RECEIVABLES

This Secured Merchant Agreement for the Purchase and Sale of Future Receivables ("Agreement"), dated_____, between Torro, LLC ("TLLC") and the Seller(s) listed herein (collectively, the "Seller").

Business Legal Name:			
D/B/A:			
Type of Entity:			
Physical Address:			
Mailing Address:			
EIN #:		Business Phone #:	Home Phone #:

Purchase Price:		Purchased Amount:	
Specified Percentage:		Daily/Weekly Amount:	
Fixed Term for Collection:			

For Seller #1 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/MANAGER

For Seller #2 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/MANAGER

*Accurate contact information is required. As a material consideration and express condition of funding hereunder, concurrently with the execution of this Agreement, Seller shall cause the Personal Guarantee of Performance attached hereto as "Exhibit A" (the "Guaranty") to be signed and delivered to TLLC by the following individual(s).

For Owner/Guarantor #1 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/MANAGER

For Owner/Guarantor #2 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/GUARANTOR

In the event the Seller and/or Guarantor include more than one entity and/or individual, then ALL such entities and/or individuals, shall sign the Addendum to this Agreement attached hereto as Exhibit B (the "Addendum"). Seller hereby expressly agrees to sell to TLLC, and TLLC agrees to purchase from Seller a Specified Percentage of the Seller's Future Receipts as defined herein, on the specific terms and conditions set forth herein. Therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, TLLC and Seller acknowledge and agree as follows:

1.   **Express Acknowledgements and Disclosure**. Seller and TLLC each hereby acknowledge warrant and expressly agree that:

1.1.   Purchase. The Purchased Future Receipts represent a portion of Seller's Future Receipts which are being sold and transferred to TLLC in exchange for the payment of funds as set forth herein.

1.2.   Not a Loan. This Agreement consummates the sale of the Purchased Future Receipts at a discount and is NOT a loan. Seller is not borrowing funds from TLLC and TLLC is not a creditor of Seller unless Seller breaches the terms hereof or fails to deliver to TLLC the Purchased Future Receipts according to the express terms hereof.

1.3.   Interest. TLLC does not charge Seller and will not collect from Seller any interest on the monies used by TLLC for the purchase of the Purchased Future Receipts. However, the period of time that it will take TLLC to collect the Purchased Amount is fixed as set forth above in the Basic Terms.

1.4.   Initial Daily or Weekly Installment. The amount of the Initial Daily Installment or Weekly Installment (as indicated above) set forth herein is calculated based upon the information concerning an average amount of Daily or Weekly Receipts as applicable collected by Seller's business immediately prior to the Effective Date of this Agreement, as well as representations regarding the Seller's estimated Future Receipts, which information was provided by the Seller to TLLC.

1.5.   Receipts. It is acknowledged that the amounts of Seller's future Daily Receipts or Weekly Receipts may increase or decrease over time. If, based upon the Reconciliation and/or the Adjustment procedures described above, the Initial Daily/Weekly Installment is reduced and said reduction is the result of Seller's business slowing down (outside the control of Seller) Seller will not be in breach of this Agreement. Notwithstanding the foregoing, the entire balance of all Purchased Future Receipts shall be delivered to TLLC by the end of the Fixed Term set forth in the Basic Terms above.

2.   **Basic Terms, Conditions and Definitions**.

2.1.   "Applicable Fees" shall mean, collectively, all initial costs and fees that Seller agrees to pay to TLLC as consideration for agreeing to enter into this Agreement and that are described in Section 18 of this Agreement. With the exception of the ACH Monthly Maintenance Fee which will be withdrawn from the Approved Bank Account on the fifteenth day of each month until the Purchased Amount has been delivered in full to TLLC, the total sum of the Applicable Fees will be deducted from the Purchase Price prior to delivering it to Seller pursuant to Seller's authorization set forth in Rider 1 to this Agreement, provided nevertheless that such deduction shall not be deemed to reduce the agreed upon Purchase Price.

2.2.   "Collateral" shall mean and refer to all assets, accounts, receivables and cash on hand of the Seller, as described in Section 23 below, which is pledged hereunder as security to assure the performance of the Seller according to the terms and conditions hereof.

2.3.   "Daily Receipts" shall mean the amount of Future Receipts received by Seller on a daily basis.

2.4.   "Effective Date" shall mean the later of: (i) the date set forth in the Caption of this Agreement, and (ii) the date when TLLC pays the Purchase Price to the Seller.

2.5.   "Future Receipts" shall mean, collectively, all of Seller's receipts of monies for the sale of its goods and services which monies shall be paid or delivered to Seller by Seller's customers and/or other vendees after the Effective Date of this Agreement; which payments or funds are to be paid in the form of cash, check, credit, charge, or debit card, ACH or other electronic transfer or any other form of payment or pecuniary benefit received by Seller.

2.6.   "Guarantor" shall mean and refer to the individual(s) listed in the Caption hereof, who expressly agree to unconditionally guarantee the performance of the Seller hereunder in all respects without limitation. In the event Guarantor includes more than one individual, then each individual listed as a Guarantor shall be jointly and severally liable and responsible for all representations, warranties, covenants, obligations and liabilities of each Guarantor under this Agreement and the Guaranty; and the liability of each Guarantor under this Agreement and the Guaranty shall be direct and immediate and shall not be conditional or contingent upon the pursuance of any remedies against any other person or entity; and TLLC may pursue its rights and remedies under this Agreement and/or Guaranty against any one or any number of individuals that constitute Guarantor without obligation to assert, prosecute or exhaust any remedy or claim against any other Guarantor or any Seller.

2.7.   "Initial Daily Installment" shall mean the fixed amount that Seller and TLLC agree to be a good faith approximation of the Specified Percentage of Seller's Daily Future Receipts. Seller and TLLC further agree that, based upon the information provided by Seller to TLLC concerning Seller's most recent accounts receivables, including representations by the Seller to TLLC regarding the Seller's estimated Future Receipts, and subject to Seller's right of adjustment/reconciliation set forth in this Agreement. The Initial Daily Installment shall be the amount set forth in the Caption hereof above.

2.8.   "Origination Fee" shall mean the fee that Seller and a Broker have agreed to in conjunction with brokering this Agreement, which amount Seller authorizes TLLC to withhold from the Purchase Price and pay to said Broker. The Origination Fee, if any, is described in Section 20 of this Agreement and will be deducted from the Purchase Price prior to delivering it to Seller pursuant to Seller's authorization set forth in Rider 2 to this Agreement, provided nevertheless that such deduction shall not be deemed to reduce the agreed upon Purchase Price.

2.9. "Prior Balance" shall mean the sum of all amounts that Seller may owe to TLLC and/or third party(s) as of the Effective Date of this Agreement. The Prior Balance, if any, is described in Section 19 of this Agreement and will be deducted from the Purchase Price prior to delivering it to Seller pursuant to Seller's authorization set forth in Rider 3 to this Agreement, provided nevertheless that such deduction shall not be deemed to reduce the agreed upon Purchase Price.

2.10. "Purchased Amount" shall mean the total amount of the Specified Percentage of the Future Receipts that Seller is obligated hereunder to deliver or pay over to TLLC pursuant to this Agreement. The parties agree that the Purchased Amount shall be the amount set forth in the Caption hereof above.

2.11. "Purchase Price" shall mean the total amount that TLLC agrees to pay for the Purchased Amount as set forth in the Caption of this Agreement above. Seller acknowledges and agrees that the amount that Seller will actually receive from TLLC for the Purchased Amount hereunder will be less than the Purchase Price. The amount paid shall be net of Applicable Fees, Prior Balance and the Origination Fee, as set forth herein below.

2.12. "Seller" shall mean and refer to the entity(ies) or individual(s) listed in the Caption above. In the event Seller is comprised of more than one entity, or individual then the term Seller shall include all such individuals or entities jointly and severally as to any representations, warranties, covenants, obligations or liabilities hereunder. It is expressly agreed that TLLC may pursue its rights and remedies under this Agreement against any one or any number of entities that constitute Seller without obligation to assert, prosecute or exhaust any remedy or claim against any other Seller or any Guarantor.

2.13. "Specified Percentage" shall mean the percentage of each and every sum from any sale made by Seller of Future Receipts as listed in the Caption hereof above.

2.14. "Workday" shall mean Monday through Friday. When banking institutions are closed for a holiday falling on a Workday and do not process ACH payments, the payment will instead process the next Workday following the holiday, in addition to that day's payment. This will result in two payments being debited from the account on the second Workday following the holiday.

3. **The Term**. This Agreement for the purchase and sale of Future Receipts does not have a fixed duration or term. Subject to the provisions of Sections 10-13 hereof, the term of this Agreement shall commence on the Effective Date and expire on the date (the "Expiration Date") when the Purchased Amount and all other sums due to TLLC pursuant to this Agreement are received by TLLC in full.

4. **Sale of Purchased Future Receipts**. Seller hereby sells, assigns, transfers, and conveys to TLLC all of Seller's right, title, and interest in to the Specified Percentage of the Future Receipts until the Purchased Amount shall have been delivered by Seller to TLLC (hereinafter, the portion of the Future Receipts sold by Seller to TLLC pursuant to this Agreement, the "Purchased Future Receipts"); to have and hold the same unto TLLC, its successors and assigns, forever. This Sale of the Purchased Future Receipts is made without express or implied warranty to TLLC of collectability of the Purchased Future Receipts by TLLC and without recourse against Seller and/or Guarantor(s), except as specifically set forth in this Agreement. By virtue of this Agreement, Seller transfers to TLLC full and complete ownership of the Purchased Future Receipts and Seller retains no legal or equitable interest therein.

5. **Payment of Purchase Price**. In consideration of the sale by Seller to TLLC of the Purchased Future Receipts pursuant to this Agreement, TLLC agrees to pay to Seller the Purchase Price; the amount of the Purchase Price (reduced by the Applicable Fees, Prior Balance, and Origination Fee, if any) shall be delivered to Seller after execution of this Agreement.

6. **Use of Purchase Price**. Seller hereby acknowledges that it fully understands that: (i) TLLC's ability to collect the Purchased Amount (or any portion thereof) is not contingent upon Seller's continued operation of its business and successful generation of the Future Receipts until the Purchased Amount is delivered to TLLC in full. However, in the event of decreased efficiency or total failure of Seller's business TLLC's receipt of the full or any portion of the Purchased Amount may be delayed indefinitely. Based upon the forgoing, Seller agrees to use the Purchase Price exclusively for the benefit and advancement of Seller's business operations and for no other purpose.

7. **Initial Daily/Weekly Installments of Purchased Amount**. The Purchased Amount shall be delivered by Seller to TLLC daily (unless Weekly Installments are selected in the Basic Terms above) in the amount of the Initial Daily Installment on each and every Workday commencing on the Effective Date and ending on the Expiration Date. In the event of Weekly Installments, then payments shall be made on the same day of each and every week.

8. **Approved Bank Account and Credit Card Processor**. During the term of this Agreement, Seller shall: (i) deposit all Future Receipts into one (and only one) bank account which bank account shall be acceptable and preapproved by TLLC (the "Approved Bank Account"), (ii) use one (and only one) credit card processor which processor shall be acceptable and preapproved by TLLC (the "Approved Processor") and (iii) deposit all credit card receipts into the Approved Bank Account. In the event the Approved Bank

Account or Approved Processor shall become unavailable or shall cease providing services to Seller during the term of this Agreement, prior to the first date of such unavailability or cessation of services, Seller shall arrange for another Approved Bank Account or Approved Processor, as the case may be. Seller acknowledges and agrees that any change in the Approved Bank Account or Credit Card Processor is subject to a $50.00 bank charge as TLLC is required to make the necessary system and account adjustments.

9.   **Authorization to Debit Approved Bank Account**. Seller hereby authorizes TLLC to initiate electronic checks or ACH debits from the Approved Bank Account (which as of the Effective Date of this Agreement shall be the account listed on Appendix A hereto) in the amount of the Initial Daily Installment on each Workday commencing on the Effective Date until TLLC receives the full Purchased Amount. Seller shall provide TLLC with all access code(s) for the Approved Bank Account. Seller acknowledges and understands that a $39.00 ACH restricted account fee will be added for each day that TLLC is unable to access the Approved Bank Account via the credentials Seller has provided.

10.   **Fees Associated with Debiting Approved Bank Account**. Seller hereby authorizes TLLC to initiate electronic checks or ACH debits from the Approved Bank Account on the fifteenth (15th) day of each month, in the amount as set forth in Rider 1 of this Agreement, which is attached hereto and made a part hereof, until the Purchased Amount has been delivered in full to TLLC to cover the expense of the ACH processing program. It shall be Seller's exclusive responsibility to pay to its banking institution and/or TLLC's banking institution directly (or to compensate TLLC, in case it is charged) all fees, charges and expenses incurred by either Seller or TLLC due to rejected electronic checks or ACH debit attempts, overdrafts or rejections by Seller's banking institution of the transactions contemplated by this Agreement, including without limitation a $50.00 charge per bounced or rejected ACH debit.

11.   **Right for Reconciliation**. Seller and TLLC each acknowledge and agree that:

11.1.   If at any time during the term of this Agreement Seller experiences an unforeseen decrease or increase in its Daily Receipts, Seller and TLLC shall each have the right, at their sole and absolute discretion, but subject to the provisions of Section 11 below, to request retroactive reconciliation of the Initial Daily Installments for one (1) full calendar month immediately preceding the day when such request for reconciliation is received by TLLC (each such calendar month, a "Reconciliation Month").

11.2.   Such reconciliation (the "Reconciliation") of the Seller's Initial Daily/Weekly Installment for a Reconciliation Month shall be performed by TLLC within five (5) Workdays following its receipt of the Seller's or TLLC's request for Reconciliation by either crediting or debiting the difference back to the account with TLLC. In no event shall a credit be paid back into the Approved Bank Account but all credits shall be applied against future Daily or Weekly payments.

11.3.   One or more Reconciliation procedures performed by TLLC may reduce or increase the effective Initial Daily Installment amount during the Reconciliation Month in comparison to the one set forth in Section 1 of this Agreement, and, as the result of such reduction, the term of this Agreement during which TLLC will be debiting the Approved Bank Account may get shortened or extended indefinitely.

12.   **Procedure for Reconciliation**. In the event of a decrease in Daily Receipts, it shall be Seller's sole responsibility and the right hereunder to initiate Reconciliation of Seller's actual Initial Daily Installments during any Reconciliation Month by sending a request for Reconciliation to TLLC. Any such request for Reconciliation of the Seller's Initial Daily Installments for a specific Reconciliation Month shall be in writing, shall include a copy of Seller's bank statement and credit card processing statements for the Reconciliation Month at issue, and shall be received by TLLC via email to billing@torro.com, with the subject line "*REQUEST FOR RECONCILIATION*," within five (5) Workdays after the last day of the Reconciliation Month at issue (time being of the essence as to the last day of the period during which such demand for Reconciliation shall be received by TLLC).

12.1.   Waiver. In the event the Seller's request for Reconciliation is received after the expiration of the five (5) Workday period following the last day of the Reconciliation Month for which such Reconciliation then Seller shall be deemed to have waived any right to Reconciliation for that specific Reconciliation Month.

12.2.   Frequency. Seller may request a Reconciliation as often as Seller deems appropriate so long as each such request is made in accordance with the terms of this Section; and in the event a request for Reconciliation is made after the expiration of the term of this Agreement and, as the result of such Reconciliation, the total amount actually debited by TLLC from the Approved Bank Account will become less than the Purchased Amount, then and in such event the term of this Agreement shall automatically be extended until the time when the total amount actually debited from Approved Bank Account pursuant to this Agreement shall become equal to the Purchased Amount.

12.3.   Non-Interference. Notwithstanding any provision herein to the contrary, nothing set forth in Sections 10 or 11 of this Agreement shall be deemed to: (i) provide Seller with the right to interfere with TLLC's right and ability to debit the Approved Bank Account while the request for Reconciliation of Seller's receipts is pending or until the Purchased Amount is collected by TLLC in full, or (ii) modify the amount of the Initial Daily Installment for any calendar month during the term of this Agreement other than during the Reconciliation Month(s) as the result of the Reconciliation.

13.   **Adjustment of Initial Daily Installment**. Seller and TLLC each acknowledge and agree that if at any time during the term of this Agreement Seller experiences a steady decrease in its Daily Receipts, Seller shall have the right, at its sole and absolute discretion, but subject to the provisions of Section 13 below, to request modification ("Adjustment") of the amount of the Initial Daily/Weekly Installment that Seller is obligated to deliver daily to TLLC as described herein. Such Adjustment shall become effective as of the date it is granted and the new adjusted amount of the Initial Daily Installment ("Adjusted Daily/Weekly Installment") shall replace and supersede the amount of the Initial Daily Installment set forth in Section 1 above. Likewise, Seller and TLLC each acknowledge and agree that if at any time during the term of this Agreement Seller experiences a steady increase in its Daily Receipts, TLLC shall have the right, at its sole and absolute discretion, but subject to the provisions of Section 13 below, to request modification ("Adjustment") of the amount of the Initial Daily/Weekly Installment that Seller is obligated to deliver daily to TLLC as described herein. Such Adjustment shall become effective as of the date it is granted and the new adjusted amount of the Initial Daily Installment ("Adjusted Daily/Weekly Installment") shall replace and supersede the amount of the Initial Daily Installment set forth in Section 1 above.

13.1.   Timing. The Adjustment of the Initial Daily Installment shall be performed by TLLC within five (5) Workdays following its receipt of the Seller's request for Adjustment by modifying the amount of the Initial Daily Installment that shall be debited from the Approved Bank Account until the Purchased Amount is paid in full. Notwithstanding anything to the contrary set forth in Sections 12 and 13 hereof, no Adjustment shall take place until and unless Reconciliation for at least one (1) Reconciliation Month takes place resulting in the reduction of the total amount debited from Seller's Approved Bank Account during the Reconciliation Month by at least fifteen percent (15%) in comparison to the amount that would have been debited during that month without Reconciliation.

13.2.   Extension. One or more Adjustments performed by TLLC may substantially extend the term of this Agreement. However, no extension shall apply beyond the Fixed Term as set forth in the Basic Terms above, unless expressly agreed to in writing by TLLC.

14.   **Procedure to Request Adjustment**. It shall be Seller's sole responsibility and the right to initiate the Adjustment by sending a request for Adjustment to TLLC. A request for Adjustment (an "Adjustment Request") shall be in writing, and shall include copies of: (i) Seller's last three (3) consecutive bank statements of the Approved Bank Account and credit card processing statements immediately preceding the date of TLLC's receipt of the Adjustment Request, and (ii) Seller's bank statements and credit card processing statements previously provided by Seller to TLLC based upon which statements the amount of the Initial Daily Installment set forth in Section 1 above (or the then current Adjusted Daily Installment, as the case may be) was determined, and shall be received by TLLC by email at billing@torro.com, with the subject line "*REQUEST FOR ADJUSTMENT*," within five (5) Workdays after the date that is the later of (i) the last day of the latest bank statement enclosed with the Adjustment Request and (ii) the last date of the latest credit card processing statement enclosed with the Adjustment Request (time being of the essence as to the last day of the period during which an Adjustment Request shall be received by TLLC).

14.1.   Waiver. TLLC's receipt of a Seller's Adjustment Request after the expiration of the above referenced five (5) Workday period shall constitute a waiver by the Seller of any right to an Adjustment under such Request.

14.2.   Frequency. Seller shall have the right to request Adjustment of the Initial Daily Installment, or the Adjusted Daily Installment (as the case may be), as many times during the term of this Agreement as it deems proper, and TLLC shall comply in good faith with such request, provided that each such request for Adjustment is made in accordance with the terms of this Section; and a request for Adjustment shall not be made after the Expiration Date.

14.3.   Non-Interference. Nothing set forth in Sections 12 or 13 of this Agreement shall be deemed to provide Seller with the right to (i) interfere with TLLC's right and ability to debit the Approved Bank Account while the request for Adjustment is pending or until the Purchased Amount is collected by TLLC in full or (ii) request Adjustment retroactively for the portion of the term of this Agreement preceding the date of an Adjustment Request.

15.   **Acceleration**. Notwithstanding anything to the contrary set forth in this Agreement, Seller shall have the right, at any time after receipt from TLLC of the Purchase Price, and upon obtaining TLLC's prior written consent, to accelerate delivery to TLLC of the then undelivered portion of the Purchased Amount of Future Receipts (such amount, the "Outstanding PAFR"). The delivery of the Outstanding PAFR shall be governed by the following subparagraphs.

15.1.   The Outstanding PAFR can only be delivered in full and not partially.

15.2.   Seller shall request the right to accelerate the delivery of the Outstanding PAFR by notifying TLLC to that effect; provided that such notice shall be in writing (an email delivery shall be deemed acceptable) and shall contain the information on the source(s) of the funds to be used for delivery of the Outstanding PAFR and on the approximate date of such delivery.

15.3.   TLLC shall respond to Seller's request within three (3) Workdays from the date of its receipt by TLLC.

15.4.   In its response to Seller's request, TLLC shall indicate the exact amount of the Outstanding PAFR as of the date of its delivery by Seller.

15.5.   As of the date agreed upon as between TLLC and Seller, Seller shall deliver to TLLC the full amount of the Outstanding PAFR (such date, the "Accelerated Delivery Date").

15.6.   Under no circumstances shall Seller suspend or modify, or cause to be suspended or modified, the delivery to TLLC of the Initial Daily Installments prior to the delivery of the Outstanding PAFR to TLLC.

15.7.   Upon delivery of the Outstanding PAFR to TLLC in compliance with the provisions of this Section 14, Seller's obligations to TLLC pursuant to this Agreement shall be deemed completed and fulfilled.

16.   **Rights and Obligations Upon Receipt of Outstanding PAFR**. Upon receipt of the full amount of the Outstanding PAFR TLLC shall notify the Approved Bank Account and request from it to stop transferring Initial Daily Installments to TLLC's bank account. If TLLC receives one or more Initial Daily Installment (or Adjusted Daily Installment, as the case may be) after the Accelerated Delivery Date, TLLC shall immediately either, (a) return to Seller the total sum of the Initial Daily Installments (or the Adjusted Daily Installments, as the case may be) received by TLLC after the date of delivery of the Outstanding PAFR to TLLC; or (b) apply the total sum of the Initial Daily Installments (or the Adjusted Daily Installments, as the case may be) received by TLLC after the Accelerated Delivery Date toward Seller's outstanding financial obligations to TLLC existing as of the Accelerated Delivery Date for reasons unrelated to this Agreement (if any).

Seller acknowledges and agrees that TLLC shall have the right to apply the total sum of the Initial Daily Installments (or Adjusted Daily Installments, as the case may be) received by TLLC after the Accelerated Delivery Date toward Seller's outstanding financial obligations to TLLC existing as of the Accelerated Delivery Date for reasons unrelated to this Agreement (if any) in exchange for, and as an adequate and sufficient consideration for, TLLC granting Seller the right to accelerate the payment of the Purchased Amount of Future Receipts.

17.   **Risk Sharing**.

17.1.   TLLC's Risk. TLLC agrees to purchase the Purchased Future Receipts knowing the risks that Seller's business may slow down or fail, and TLLC assumes this risk based exclusively upon the information provided to it by Seller and related to the business operations of Seller's business prior to the date hereof, and upon Seller's representations, warranties and covenants contained in this Agreement that are designed to give TLLC a reasonable and fair opportunity to receive the benefit of its bargain. Furthermore, TLLC hereby acknowledges and agrees that Seller shall be excused from performing its obligations under this Agreement in the event Seller's business ceases its operations solely and exclusively due to adverse business conditions that occurred for reasons outside Seller's control and not due to Seller's willful or negligent mishandling of its business, loss of the premises where the business operates (but not due to Seller's breach of its obligations to its landlord), provided however that Seller does not continue and/or resume business operations at another location, bankruptcy of Seller; and/or natural disasters beyond Seller's control.

17.2.   Application of Amounts Received by TLLC. TLLC reserves the right to apply amounts received by it under this Agreement to any fees or other charges due to TLLC from Seller prior to applying such amounts to reduce the outstanding amount of the Purchased Amount. Any ACH payments and/or payments which clear after the Effective Date of this Agreement shall be applied to the balance hereunder.

17.3.   Not a Loan. Seller and TLLC agree that the Purchase Price is paid to Seller in consideration for the acquisition of the Purchased Future Receipts and that payment of the Purchase Price by TLLC is not intended to be, nor shall it be construed as, a loan from TLLC to Seller that requires absolute and unconditional repayment on a maturity date. To the contrary, TLLC's ability to receive the Purchased Amount pursuant to this Agreement, and the date when the Purchased Amount is delivered to TLLC in full (if ever) are subject to and conditioned upon performance of Seller's business. However, in the event that a court having jurisdiction over this Agreement and the parties hereto determines that TLLC has charged or received interest hereunder in excess of the highest rate allowed by law, then the rate of such interest received by TLLC shall automatically be reduced to the maximum rate permitted by applicable law and TLLC shall promptly refund to Seller any interest received by TLLC in excess of the maximum lawful rate.

18.   **Applicable Fees**. Seller acknowledges that the Applicable Fees were agreed upon between Seller and TLLC prior to Seller entering into this Agreement, were subject to arm-length negotiation between TLLC and Seller, and a detailed list of the Applicable Fees is set forth in Rider 1 of this Agreement, which is attached hereto and made a part hereof.

19.   **Prior Balance.** Seller represents and warrants that Rider 3, which is attached hereto and made a part hereof, contains true and correct information as to the name(s) of Seller's creditors and the amounts that Seller owes each of those creditors as of the Effective Date (and these amounts being a portion of the Prior Balance), and that as of the date hereof there are no creditors of Seller which may otherwise encumber the Purchased Future Receipts other than those listed in Rider 3. Seller indemnifies and holds harmless TLLC for any and all damages and losses (including without limitation legal fees and expenses) incurred by TLLC as the result of such representation being untrue, incorrect or incomplete.

20.   **Origination Fee**. To the extent that Seller has agreed to a broker fee with a third-party broker with respect to this Agreement (which is not a party hereto), Seller hereby requests and agrees for TLLC to withhold from the Purchase Price, and pay to the third-party broker associated with this Agreement, the Origination Fee contained in Rider 2, which is attached hereto and made a part hereof.

21.   **No Reduction of Purchase Price**. Seller hereby: (i) agrees to pay the Applicable Fee, the Prior Balance and the Origination Fee (the sum of those, hereinafter, the "Closing Costs") in full; (ii) hereby authorizes TLLC to apply a portion of the Purchase Price due to Seller pursuant to this Agreement toward satisfaction of Seller's obligation to pay the Closing Costs by deducting the amount of the Agreement Fees from the Purchase Price prior to delivering it to Seller; and (iii) agrees that deduction of the Closing Costs from the Purchase Price shall not be deemed to be a reduction of the Purchase Price.

22.   **Representations, Warranties and Covenants**. Seller represents, warrants and covenants that as of the date hereof and during the entire term of this Agreement that all of the following are true and correct:

22.1.   Financial Condition and Financial Information. Seller's bank and financial statements, copies of which have been furnished to TLLC, and future statements which may be furnished hereafter pursuant to this Agreement or upon TLLC's request, fairly represent the financial condition of Seller as of the dates such statements were issued, and prior to execution of the Agreement there has been no material adverse changes, financial or otherwise, in such condition, operation or ownership of Seller. Seller has a continuing, affirmative obligation to advise TLLC of any material adverse change in its financial condition, operation or ownership, and/or online banking log-in credentials. TLLC may request Seller's bank statements at any time during the term of this Agreement and Seller shall provide them to TLLC within five (5) Workdays. Seller's failure to do so, and/or cutting off TLLC's online access to the Approved Bank Account, is a material breach of this Agreement.

22.2.   Governmental Approvals. Seller is in compliance with all laws and has valid permits, authorizations and licenses to own, operate and lease its properties and to conduct the business in which it is presently engaged. Furthermore, that no services or products provided or used in the business of the Seller are illegal or in any way violate applicable law.

22.3.   Good Standing. In the event that Seller is a corporation/limited liability company/limited partnership/other type of entity, said entity is in good standing and duly incorporated or otherwise organized and validly existing under the laws of its jurisdiction of incorporation or organization, and has full power and authority necessary to carry its business as it is now being conducted.

22.4.   Authorization. Seller has all requisite power to execute, deliver and perform this Agreement and consummate the transactions contemplated hereunder; entering into this Agreement will not result in breach or violation of, or default under, any agreement or instrument by which Seller is bound or any statute, rule, regulation, order or other law to which Seller is subject, nor require the obtaining of any consent, approval, permit or license from any governmental authority having jurisdiction over Seller. All organizational and other proceedings required by Seller to authorize the execution, delivery and performance of this Agreement have been taken. The person signing this Agreement on behalf of Seller has full power and authority to bind Seller to perform its obligations under this Agreement.

22.5.   Accounting Records and Tax Returns. Seller will treat receipt of the Purchase Price and payment of the Purchased Amount in a manner evidencing sale of its future receipts in its accounting records and tax returns and further agrees that TLLC is authorized and entitled to audit Seller's accounting records upon reasonable notice in order to verify compliance. Seller hereby waives any rights of privacy, confidentiality or taxpayer privilege in any litigation or arbitration arising out of this Agreement in which Seller asserts that this transaction is anything other than a sale of future receipts.

22.6.   Taxes; Workers Compensation Insurance. Seller has paid and will continue to promptly pay, when due, all taxes, including without limitation, income, employment, sales and use taxes, imposed upon Seller's business by law, and will maintain workers compensation insurance required by applicable governmental authorities.

22.7.   Business Insurance. Seller maintains and will maintain general liability and business-interruption insurance naming TLLC as loss payee and additional insured in the amounts and against risks as are satisfactory to TLLC and shall provide TLLC proof of such insurance upon request.

22.8.   Electronic Check Processing Agreement. Seller shall not change its Approved Processor, add terminals, change its Approved Bank Account(s) or take any other action that could have any adverse effect upon Seller's obligations or impede TLLC's rights under this Agreement, without TLLC's prior written consent.

22.9.   No Diversion of Future Receipts. Seller shall not allow any event to occur that would cause a diversion of any portion of Seller's Future Receipts from the Approved Bank Account or Approved Processor without TLLC's written permission. Furthermore, that Seller has not and will not pledge, lien, mortgage or encumber the Purchased Future Receipts identified herein in any way whatsoever.

22.10.   Change of Name or Location. Seller, any successor-in-interest of Seller, and Guarantor shall not conduct Seller's businesses under any name other than as disclosed to the Approved Processor and TLLC, shall not change and/or transfer ownership in/of the Seller and will not change any of its places of business without first obtaining TLLC's written consent.

22.11.   Prohibited Business Transactions. Seller has not and shall not: (i) transfer or sell all or substantially all of its assets (including without limitation the Collateral as such term is defined in Section 23) or any portion thereof) without first obtaining TLLC's consent; or (ii) make or send notice of its intended bulk sale or transfer.

22.12.   No Closing of Business. Seller will not sell, dispose, transfer or otherwise convey all or substantially all of its business or assets without first: (i) obtaining the express written consent of TLLC, and (ii) providing TLLC with a written agreement of a purchaser or transferee of Seller's business or assets to assume all of Seller's obligations under this Agreement pursuant to documentation satisfactory to TLLC. Seller represents that it has no current plans to close its business either temporarily (for renovations, repairs or any other purpose), or permanently. Seller agrees that until TLLC shall have received the Purchased Amount in full, Seller will not voluntarily close its business on a permanent or temporarily basis for renovations, repairs, or any other purposes. Notwithstanding the foregoing, Seller shall have the right to close its business temporarily if such closing is necessitated by a requirement to conduct renovations or repairs imposed upon Seller's business by legal authorities having jurisdiction over Seller's business (such as from a health department or fire department), or if such closing is necessitated by circumstances outside Seller's reasonable control. Prior to any such temporary closure of its business, Seller shall provide TLLC ten (10) business days advance notice.

22.13.   No Pending Bankruptcy. As of the date of Seller's execution of this Agreement, Seller is not insolvent, has not filed, and does not contemplate filing, any petition for bankruptcy protection under Title 11 of the United States Code and there has been no involuntary bankruptcy petition brought or pending against Seller. Seller represents that it has not consulted with a bankruptcy attorney on the issue of filing bankruptcy or some other insolvency proceeding within six months immediately preceding the date of this Agreement.

22.14.   Estoppel Certificate. Seller will at any time, and from time to time, upon at least one (1) day's prior notice from TLLC to Seller, execute, acknowledge and deliver to TLLC and/or to any other person or entity specified by TLLC, a statement certifying that this Agreement is unmodified and in full force and effect (or, if there have been modifications, that the same is in full force and effect as modified and stating the modification(s) and stating the date(s) on which the Purchased Amount or any portion thereof has been repaid.

22.15.   Unencumbered Future Receipts. Seller has and will continue to have good, complete and marketable title to all Future Receipts, free and clear of any and all liabilities, liens, claims, changes, restrictions, conditions, options, rights, mortgages, security interests, equities, pledges and encumbrances of any kind or nature whatsoever or any other rights or interests other than by virtue or entering into this Agreement. Seller specifically warrants and represents that it is not currently bound by the terms of any future receivables and/or factoring agreement which may encumber in any way the Future Receipts.

22.16.   No Stacking. Seller shall not further encumber the Future Receipts, without first obtaining written consent of TLLC.

22.17.   Business Purpose. Seller is entering into this Agreement solely for business purposes and not as a consumer for personal, family or household purposes.

22.18.   No Default Under Contracts with Third Parties. Seller's execution of and/or performance of its obligations under this Agreement will not cause or create an event of default by Seller under any contract, which Seller is or may become a party to.

22.19.   Right of Access. In order to ensure Seller's compliance with the terms of this Agreement, Seller hereby grants TLLC the right to enter, without notice, the premises of Seller's business for the purpose of inspecting and checking Seller's transaction processing terminals to ensure the terminals are properly programmed to submit and/or batch Seller's daily receipts to the Approved Processor and to ensure that Seller has not violated any other provision of this Agreement. Furthermore, Seller hereby grants TLLC and its employees and consultants access to Seller's employees and records and all other items of property located at the Seller's place of business during the term of this Agreement. Seller hereby agrees to provide TLLC, upon request, all and any information concerning Seller's business operations, banking relationships, names and contact information of Seller's suppliers, vendors and landlord(s), to allow TLLC to interview any of those parties.

22.20.   Phone Recordings and Contact. Seller agrees that any call between Seller and TLLC and its owners, managers, employees and agents may be recorded and/or monitored. Furthermore, Seller acknowledges and agrees that: (i) it has an established business relationship with TLLC, its managers, employees and agents (collectively, the "TLLC Parties") and that Seller may be contacted by any of the TLLC Parties from time-to-time regarding Seller's performance of its obligations under this Agreement or regarding other business transactions; (ii) it will not claim that such communications and contacts are unsolicited or inconvenient; and (iii) any such contact may be made by any of the TLLC Parties in person or at any phone number (including mobile phone number), email addresses, or facsimile number belonging to Seller's office, or its owners, managers, officers, or employees.

22.21.   Knowledge and Experience of Decision Makers. The persons authorized to make management and financial decisions on behalf Seller with respect to this Agreement have such knowledge, experience and skill in financial and business matters in general and with respect to transactions of a nature similar to the one contemplated by this Agreement so as to be capable of evaluating the merits and risks of, and making an informed business decision with regard to, Seller entering into this Agreement.

22.22.   Seller's Due Diligence. The person authorized to sign this Agreement on behalf of Seller: (i) has received all information that such person deemed necessary to make an informed decision with respect to a transaction contemplated by this Agreement; and (ii) has had unrestricted opportunity to make such investigation as such person desired pertaining to the transaction contemplated by this Agreement and verify any such information furnished to him or her by TLLC.

22.23.   Consultation with Counsel. The person(s) signing this Agreement of behalf of Seller: (a) has read and fully understands the content of this Agreement; (b) has consulted to the extent he/she wished with Seller's own counsel in connection with the entering into this Agreement; (c) has made sufficient investigation and inquiry to determine whether this Agreement is fair and reasonable to Seller, and whether this Agreement adequately reflects his or her understanding of its terms.

22.24.   TLLC's Consent. Seller agrees that in every instance Seller's rights under this Agreement are contingent upon first obtaining TLLC's consent, such consent may be withheld, granted or conditioned at TLLC's sole and absolute discretion.

22.25.   No Reliance on Oral Representations. This Agreement contains the entire agreement between Seller and TLLC with respect to the subject matter of this Agreement, and supersedes each course of conduct previously pursued or acquiesced in, and each oral agreement and representation previously made, by TLLC or any of the TLLC Parties with respect thereto (if any), whether or not relied or acted upon. No course of performance or other conduct subsequently pursued or acquiesced in, and no oral agreement or representation subsequently made, by the TLLC Parties, whether or not relied or acted upon, and no usage of trade, whether or not relied or acted upon, shall amend this Agreement or impair or otherwise affect Seller's obligations pursuant to this Agreement or any rights and remedies of the parties to this Agreement.

22.26.   No Additional Fees Charged. Seller hereby acknowledges and agrees that: (i) other than the Closing Costs, if any, set forth in Sections 18-20 herein, TLLC is NOT CHARGING ANY ADDITIONAL FEES OR CLOSING COSTS to Seller; and (ii) if Seller is charged with any fee and/or cost not listed in Sections 18-20 hereof, such fee is not charged by TLLC. Moreover, as all working capital received under this Agreement is required to ensure Seller's continued success, Seller warrants and covenants not to pay any fee and/or commission with regard to this transaction other than as provided for herein.

23.   **Pledge of Security**.

23.1.   Pledge. As security for the prompt and complete payment and performance of any and all terms, conditions, liabilities, obligations, covenants or agreements as set forth herein by the Seller under this Agreement (and any future amendments of this Agreement, if any) (hereinafter referred to collectively as the "Obligations"), Seller hereby pledges, assigns and hypothecates to TLLC (collectively, "Pledge") and grants to TLLC a continuing, perfected and first priority lien upon and security interest in, to and under all of Seller's right, title and interest in and to all accounts, including without limitation, all deposit accounts, accounts-receivable, and other receivables, chattel paper, documents, equipment, general intangibles, instruments, and inventory, as those terms are defined by Article 9 of the Uniform Commercial Code (the "UCC"), now or hereafter owned or acquired by Seller, as well as any and all Seller's proceeds, as such term is defined by Article 9 of the UCC.

23.2.   Termination of Pledge. Upon the payment and performance by Seller in full of the Obligations, the security interest in the Collateral pursuant to this Pledge shall automatically terminate without any further act of either party being required, and all rights to the Collateral shall revert to Seller. Upon any such termination, TLLC will execute, acknowledge (where applicable) and deliver such satisfactions, releases and termination statements, as Seller shall reasonably request.

23.3.   Representations with Respect to Collateral. Seller hereby represents and warrants to TLLC that the execution, delivery and performance by Seller of this Pledge, and the remedies in respect of the Collateral under this Pledge (i) have been duly authorized; (ii) do not require the approval of any governmental authority or other third party or require any action of, or filing with, any governmental authority or other third party to authorize same (other than the filing of the UCC -1s); and (iii) do not and shall not (A) violate or result in the breach of any provision of law or regulation, any order or decree of any court or other governmental authority, and/or (B) violate, result in the breach of or constitute a default under or conflict with any indenture, mortgage, deed of trust, agreement or any other instrument to which Seller is a party or by which any of Seller's assets (including, without limitation, the Collateral) are bound.

23.4.   Further Assurances. Upon the request of TLLC, Seller, at Seller's sole cost and expense, shall execute and deliver all such further UCC-1s, continuation statements, assurances and assignments of the Collateral and consents with respect to the pledge of the Collateral and the execution of this Pledge, and shall execute and deliver such further instruments, agreements and other documents and do such further acts and things, as TLLC may request in order to more fully effectuate the purposes of this Pledge and the assignment of the Collateral and obtain the full benefits of this Pledge and the rights and powers herein created.

23.5.   Attorney-in-Fact. Seller hereby expressly appoints and authorizes TLLC to take action at any time and to execute any instrument, including without limitation to file one or more financing statements and/or continuation statements, to evidence and perfect the security interest created hereby and irrevocably appoints TLLC as its true and lawful attorney-in-fact, which power of attorney shall be coupled with an interest, with full authority in the place and stead of Seller and in the name of Seller or otherwise, from time to time, in TLLC's sole and absolute discretion, including without limitation (a) for the purpose of executing such statements in the name of and on behalf of Seller, and thereafter filing any such financing and/or continuation statements, and (b) to receive, endorse, and collect all instruments made payable to Seller.

24.   **Default**. The occurrence of any of the following events shall constitute an "Event of Default" by Seller:

24.1.   Payment. Seller violates any term, condition or covenant in this Agreement governing Seller's obligations of timely delivery and in full of Initial Daily Installments (or Adjusted Daily Installments, as the case may be) to TLLC, and timely and in full payment to TLLC of any other sums due for any reason whatsoever.

24.2.   Breach of Warranty. Any representation or warranty by Seller made in this Agreement shall prove to have been incorrect, false or misleading in any material respect when made.

24.3.   Other Agreements. Seller shall default under any of the terms, covenants and conditions of any other agreement with TLLC (if any) which is related to the instant Agreement.

24.4.   Accounts. Seller uses multiple depository accounts without obtaining prior written consent of TLLC in each instance, Seller fails to deposit any portion of its Future Receipts into the Approved Bank Account, Seller changes the Approved Bank Account or Approved Processor without obtaining prior written consent of TLLC in each instance.

24.5.   Interference. Seller interferes with TLLC collection of Initial Daily Installments (or Adjusted Daily Installments, as the case maybe).

24.6.   Bounces. Four (4) or more ACH transactions attempted by TLLC are rejected by Seller's bank.

24.7.   Guaranty. Any Guaranty hereunder or related hereto shall, for any reason, cease to be in full force and effect. This shall include. but not be limited to the death, insolvency, incapacity or bankruptcy of any individual Guarantor.

25.   **Default under the Agreement**. In case any Event of Default occurs and is not waived by TLLC, in writing, TLLC may declare Seller in default under this Agreement without notice. Upon occurrence of an Event of Default due to Seller's breach of its obligations under this Agreement, Seller shall immediately deliver to TLLC the entire unpaid portion of the Purchased Amount. In addition, Seller shall also pay to TLLC, as additional damages, any reasonable expenses incurred by TLLC in connection with recovering the monies due to TLLC from Seller pursuant to this Agreement, including without limitation the costs of retaining collection firms and reasonable attorneys' fees and disbursements (collectively, "Reasonable Damages"). The parties agree that TLLC shall not be required to itemize or prove its Reasonable Damages and that the fair value of the Reasonable Damages shall be calculated as twenty-five percent (25%) of the undelivered portion of the Purchased Amount of Future Receipts upon the occurrence of an event of default, or twenty-five hundred dollars ($2,500.00), whichever is greater. The entire sum due to TLLC pursuant to this Section 29 shall bear simple interest from the Default Payment Date until is paid in full, at the rate of 16.00% per annum (and such interest shall accrue daily). If Seller blocks TLLC's ACH debit of the Approved Bank Account or Credit Card Processor, bounces more than 4 debits of the Approved Bank Account or Credit Card Processor, or simultaneously uses multiple bank accounts or credit card processors to process its receipts, than Seller is subject to an Unauthorized Account Fee of five thousand dollars ($5,000.00). Seller is subject to a $249.00 risk assessment fee in the Event of Default for TLLC's underwriting and assessing the method of collection to be used herein.

26.   **Remedies Upon Default**. Upon Seller's default, TLLC may immediately proceed to protect and enforce its rights under this Agreement and/or Guaranty by enforcing its rights as a secured creditor under the Uniform Commercial Code including, without limitation, notifying any account debtor(s) of Seller as the term is defined below, of TLLC's security interest; enforcing the provisions of the Personal Guarantee of Performance against the Guarantor(s) without first seeking recourse from Seller; notifying Seller's credit card processor of the sale of Future Purchase Receipts hereunder and to direct such credit card processor to make payment to TLLC of all or any portion of the amounts received by such credit card processor on behalf of Seller; and by commencing a suit in law and/or equity, whether for the specific performance of any covenant, agreement or other provision contained herein, or to enforce the discharge of Seller's obligations hereunder (including the Personal Guarantee) or any other legal or equitable right or remedy including without limitation TLLC's rights of a secured party under the UCC.

26.1.   Remedies are not Exclusive. All rights, powers and remedies of TLLC in connection with this Agreement set forth herein may be exercised at any time after the occurrence of any Event of Default, are cumulative and not exclusive and shall be in addition to any other rights, powers or remedies provided to TLLC by law or equity.

26.2.   Power of Attorney. Seller irrevocably appoints Russell Weekes, Esq. as its agents and attorneys-in-fact with full authority to take any action or execute any instrument or document to do the following: (A) to settle all obligations due to TLLC from any credit card processor and/or account debtor(s) of Seller; (B) upon occurrence of an Event of Default to perform any and all obligations of Seller under this Agreement, including without limitation (i) to protect the value of the Collateral by obtaining the required insurance; (ii) to collect monies due or to become due under or in respect of any of the Collateral; (iii) to receive, endorse and collect any checks, notes, drafts, instruments, documents or chattel paper in connection with clause (i) or clause (ii) above; (iv) to sign Seller's name on any invoice, bill of lading, or assignment directing customers or account debtors, as that term is defined by Article 9 of the Uniform Commercial Code ("Account Debtors"), to make payment directly to TLLC (including providing information necessary to identify

Seller); and (v) to file any claims or take any action or institute any proceeding which TLLC may deem necessary for the collection of any of the unpaid Purchased Amount from the Collateral, or otherwise to enforce its rights with respect to collection of the Purchased Amount. Please see "Exhibit C" for all powers and authorities given to TLLC. TLLC will only execute "Exhibit C" upon occurrence of an Event of Default, otherwise it will not be applied or executed by any means.

27.   **Additional Terms**.

27.1.   Seller Deposit Agreement. Seller shall execute an agreement with TLLC that shall authorize TLLC to arrange for electronic fund transfer services and/or "ACH" payments of Initial Daily Installments (or Adjusted Daily Installments, as the case may be) from the Approved Bank Account. Seller shall provide TLLC and/or its authorized agent with all information, authorizations and passwords necessary to verify Seller's receivables, receipts and deposits into the Approved Bank Account. Seller shall authorize (by executing written authorizations, if required) TLLC and/or it's agent to deduct daily the amounts of the Initial Daily Installment (or the Adjusted Daily Installment, as the case may be) to TLLC from settlement amounts which would otherwise be due to Seller from electronic check transactions and to pay such amounts to TLLC by permitting TLLC to withdraw the Initial Daily Installments (or the Adjusted Daily Installments, as the case may be) from such an account. The authorization shall be irrevocable until such time when Seller shall have performed its obligations under this Agreement in full.

27.2.   Financial Condition. Seller and its Guarantor(s) authorize TLLC and its agents to investigate their financial status and history, and will provide to TLLC any bank or financial statements, tax returns, etc., as TLLC deems necessary prior to or at any time after execution of this Agreement. A photocopy of this authorization will be deemed as acceptable for release of financial information. TLLC Seller hereby authorizes TLLC to receive from time to time updates on such information and financial status.

27.3.   Transactional History. Seller shall execute written authorization(s) to their bank(s) to provide TLLC with Seller's banking and/or credit-card processing history. Upon request from TLLC, at any time that an obligation between TLLC and Seller exists, TLLC reserves the right to request that Seller provide Seller's Banking and/or credit-card processing history, as required by the extents herein.

27.4.   Indemnification. Seller and its Guarantor(s) jointly and severally, indemnify and hold harmless to the fullest extent permitted by law Approved Processor, any ACH processor, customer and/or Account Debtors of the Seller, its/their officers, directors and shareholders against all losses, damages, claims, liabilities and expenses (including reasonable attorney's fees) incurred by any ACH processor, customer and/or Account Debtors of the Seller resulting from (a) claims asserted by TLLC for monies owed to TLLC from Seller and (b) actions taken by any ACH processor, customer and/or Account Debtor of the Seller in reliance upon information or instructions provided by TLLC.

27.5.   No Liability. In no event shall TLLC be liable for any claims asserted by Seller or its Guarantor under any legal theory for lost profits, lost revenues, lost business opportunities, exemplary, punitive, special, incidental, indirect or consequential damages, each of which is hereby knowingly and voluntarily waived by Seller and Guarantor(s).

27.6.   Information Disclosure. Torro may periodically share your application, agreement, supporting documentation provided by you, and other personally identifiable information provided by you (collectively "Information"), with its business partners, service providers, and affiliates ("Recipients") to assess your qualification for and to make additional products or services available to you. You hereby affirmatively agree to the disclosure of said Information and future marketing efforts of Torro and Recipients. You have the right to opt out from having the Information shared or additional marketing efforts by providing notice to Torro, pursuant to the terms set forth in paragraph 28.3 hereof.

28.   **Miscellaneous Provisions**.

28.1.   Modifications/Amendment. No modification, amendment, waiver or consent of any provision of this Agreement shall be effective unless the same shall be in writing and signed by both parties.

28.2.   Assignment. TLLC may assign, transfer or sell its rights or delegate its duties hereunder, either in whole or in part without prior notice to the Seller. Seller shall not assign its rights or obligations under this Agreement without first obtaining TLLC's written consent.

28.3.   Notices. Unless different means of delivering notices are set forth elsewhere in this Agreement, all notices, requests, consent, demands and other communications hereunder shall be delivered by certified mail, return receipt requested, to the respective parties to this Agreement at the addresses set forth in this Agreement and shall become effective as of the date of receipt or declined receipt.

28.4.   Waiver Remedies. No failure on the part of TLLC to exercise, and no delay in exercising, any right under this Agreement, shall operate as a waiver thereof, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise thereof or the exercise of any other right. The remedies provided hereunder are cumulative and not exclusive of any remedies provided by law or equity.

28.5.   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

28.6.   Governing Law, Venue, and Jurisdiction. This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of Utah, without regards to any applicable principles of conflicts of law. Any lawsuit, action or proceeding arising out of or in connection with this Agreement shall be instituted exclusively in a state or federal court sitting in Utah State, (the "Acceptable Forums"). The parties agree that the Acceptable Forums are convenient, and submit to the jurisdiction of the Acceptable Forums and waive any and all objections to inconvenience of the jurisdiction or venue. Should a proceeding be initiated in any other forum, each of the parties to this Agreement irrevocably waives any right to oppose any motion or application made by any other party to transfer such proceeding to an Acceptable Forum. Seller and its Guarantor(s) acknowledge and agree that the Purchase Price is being paid and received by Seller in Utah, that the Specified Percentage of the Future Receipts are being delivered to TLLC in Utah, and that the transaction contemplated in this Agreement was negotiated, and is being carried out, in Utah. Seller and its Guarantor(s) acknowledge and agree that Utah has a reasonable relationship to this transaction.

28.7.   Survival of Representation, etc. All representations, warranties, and covenants herein shall survive the execution and delivery of this Agreement and shall continue in full force until all obligations under this Agreement shall have been satisfied in full and this Agreement shall have expired.

28.8.   Severability. In case any of the provisions in this Agreement are found to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of any other provision contained herein shall not in any way be affected or impaired. Any provision of this Agreement that may be found by a court having jurisdiction to be prohibited by law shall be ineffective only to the extent of such prohibition without invalidating the remaining provisions hereof.

28.9.   Entire Agreement. This Agreement embodies the entire agreement between Seller and TLLC and supersedes all prior agreements and understandings relating to the subject matter hereof. The Exhibit(s) and Riders to this Agreement are part of this Agreement.

28.10.   JURY TRIAL WAIVER. THE PARTIES HERETO WAIVE TRIAL BY JURY IN ANY COURT IN ANY SUIT, ACTION OR PROCEEDING ON ANY MATTER ARISING IN CONNECTION WITH OR IN ANY WAY RELATED TO THE TRANSACTIONS OF WHICH THIS AGREEMENT IS A PART OR THE ENFORCEMENT HEREOF. EACH PARTY HERETO ACKNOWLEDGES THAT IT MAKES THIS WAIVER KNOWINGLY, WILLINGLY AND VOLUNTARILY AND WITHOUT DURESS, AND ONLY AFTER EXTENSIVE CONSIDERATION AND DISCUSSIONS OF THE RAMIFICATIONS OF THIS WAIVER WITH ITS ATTORNEYS.

28.11.   SERVICE OF PROCESS. IN ADDITION TO THE METHODS OF SERVICE ALLOWED BY THE UTAH STATE CIVIL PRACTICE LAW & RULES ("CPLR"), SELLER HEREBY CONSENTS, IN THE EVENT OF DEFAULT HEREUNDER, TO SERVICE OF PROCESS UPON IT BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED AT THE ADDRESS OF SELLER LISTED IN THE CAPTION HEREOF. SERVICE HEREUNDER SHALL BE DEEMED COMPLETED UPON SELLER'S ACTUAL RECEIPT OF THE SERVICE OF PROCESS OR UPON TLLC'S RECEIPT OF THE RETURN THEREOF BY THE UNITED STATES POSTAL SERVICE AS REFUSED OR UNDELIVERABLE. SELLER MUST PROMPTLY NOTIFY TLLC, IN WRITING, OF EACH AND EVERY CHANGE OF ADDRESS TO WHICH SERVICE OF PROCESS SHALL BE MADE. SERVICE OF PROCESS BY TLLC TO THE LAST KNOWN SELLER'S ADDRESS SHALL BE SUFFICIENT.

29.   **Counterparts and Facsimile Signatures**. This Agreement can be signed in one or more counterparts, each of which shall constitute an original and all of which when taken together, shall constitute one and the same agreement. Signatures delivered via facsimile and/or via Portable Digital Format (PDF) shall be deemed acceptable for all purposes, including without limitation the evidentially purposes.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

For Seller #1 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/MANAGER
Address:		Address:	

For Seller #2 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/MANAGER
Address:		Address:	

AGREE TO BE BOUND BY THE PROVIONS OF THIS AGREEMENT APPLICABLE TO AND CONCERNING GUARANTOR

For Owner/Guarantor #1 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/MANAGER
Address:		Address:	

For Owner/Guarantor #2 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/MANAGER
Address:		Address:	

For Torro, LLC:	
Name:	
Title:	

PERSONAL GUARANTY OF PERFORMANCE

This Personal Guaranty of Performance (this "Guaranty") is executed as of_____, by the undersigned individual(s) whose name(s) and signature(s) appear in the signature box of this Guaranty (collectively "Guarantor") for the benefit of Torro, LLC ("TLLC").

As a material consideration and inducement to TLLC entering into the Secured Merchant Agreement for the Purchase and Sale of Future Receivables ("Agreement"), dated of even date herewith TLLC and the Seller(s) listed below, Guarantor hereby executes and agrees for the benefit of TLLC as follows:

Seller Full Legal Name: _____

Each Guarantor hereby warrants that Guarantor is an owner, officer, or manager of Seller and will directly benefit from the Agreement. Guarantor further acknowledges that TLLC would not enter into the Agreement but for the Guarantor's irrevocable, absolute and unconditional guarantee of TLLC's prompt, unconditional, and complete performance of all of the obligations of Seller under the Agreement (each an "Obligation" and all collectively, the "Obligations").

1.   Guaranty of Obligations. Guarantor hereby irrevocably, absolutely and unconditionally guarantees to TLLC prompt, full, faithful and complete performance and observance of all of Seller's Obligations; and Guarantor unconditionally covenants to TLLC that if default or breach shall at any time be made by Seller in the Obligations, Guarantor shall well and truly pay or perform (or cause to be paid or performed) the Obligations and pay all damages and other amounts stipulated in the Agreement with respect to the non-performance of the Obligations, or any of them. In the event there are more than one Guarantor, then all obligations and requirements hereunder shall be joint and several between the Guarantors.

2.   Guarantor's Additional Covenants. The liability of Guarantor hereunder shall not be impaired, abated, deferred, diminished, modified, released, terminated or discharged, in whole or in part, or otherwise affected, by any event, condition, occurrence, circumstance, proceeding, action or failure to act, with or without notice to, or the knowledge or consent of, Guarantor, including, without limitation:

2.1.   any amendment, modification or extension of the Agreement or any Obligation;
2.2.   any extension of time for performance, whether in whole or in part, of any Obligation given prior to or after default thereunder;
2.3.   any exchange, surrender or release, in whole or in part, of any security held by TLLC at any time under the Agreement;
2.4.   any other guaranty now or hereafter executed by Guarantor;
2.5.   any waiver of or assertion or enforcement or failure or refusal to assert or enforce, in whole or in part, any Obligation, claim, cause of action, right or remedy which TLLC may, at any time, have under the Agreement or with respect to any guaranty or any security which may be held by TLLC at any time for or under the Agreement or with respect to the Seller;
2.6.   any act or omission or delay to do any act by TLLC which may in any manner or to any extent vary the risk of Guarantor or which would otherwise operate as a discharge of Guarantor as a matter of law;
2.7.   the release of any other guarantor from liability for the performance of any Obligation;
2.8.   the failure to give Guarantor any notice whatsoever;
2.9.   any right, power or privilege that TLLC may now or hereafter have against any person, entity or collateral.

3.   Guarantor's Other Agreements. Guarantor will not dispose, convey, sell or otherwise transfer, or cause Seller to dispose, convey, sell or otherwise transfer, any material business assets of Seller outside of the ordinary course of Seller's business without the prior written consent of TLLC, which consent may be withheld for any reason, until receipt of the entire Purchased Amount. Guarantor shall pay to TLLC upon demand all expenses (including, without limitation, reasonable attorneys' fees and disbursements) of, or incidental to, or relating to the enforcement or protection of TLLC's rights hereunder or TLLC's rights under the Agreement. This Guaranty is binding upon Guarantor and Guarantor's heirs, legal representatives, successors and assigns and shall inure to the benefit of and may be enforced by the successors and assigns of TLLC. If there is more than one Guarantor, the obligations of the Guarantors hereunder shall be joint and several. The obligation of Guarantor shall be unconditional and absolute, regardless of the unenforceability of any provision of any agreement between Seller and TLLC, or the existence of any defense, setoff or counterclaim, which Seller may assert. TLLC is hereby authorized, without notice or demand and without affecting the liability of Guarantor hereunder, to at any time renew or extend Seller's obligations under the Agreement or otherwise modify, amend or change the terms of the Agreement. Guarantor is hereby notified and consents that a negative credit report reflecting on his/her credit record may be submitted to a credit-reporting agency if the Guarantor does not honor the terms of this Guaranty. Guarantor additionally consents to the ordering of a credit report for Guarantor (a) as a condition precedent to TLLC entering into this Agreement, (b) from time to time during the entire Term of the Agreement, and (c) in the event of default pursuant to the Agreement.

4.   Waiver; Remedies. No failure on the part of TLLC to exercise, and no delay in exercising, any right under this Guaranty shall operate as a waiver, nor shall any single or partial exercise of any right under this Guaranty preclude any other or further exercise of any other right. The remedies provided in this Guaranty are cumulative and not exclusive of any remedies provided by law or equity. In the

event that Seller fails to perform any obligation under the Agreement, TLLC may enforce its rights under this Guaranty without first seeking to obtain performance for such default from Seller or any other guarantor.

5.   <u>Acknowledgment of Purchase</u>. Guarantor acknowledges and agrees that the Purchase Price paid by TLLC to Seller in exchange for the Purchased Amount of Future Receipt is a payment for an adequate consideration and is not intended to be treated as a loan or financial accommodation from TLLC to Seller. Guarantor specifically acknowledges that TLLC is not a lender, bank or credit card processor, and that TLLC has not offered any loans to Seller, and Guarantor waives any claims or defenses of usury in any action arising out of this Guaranty. Guarantor acknowledges that the Purchase Price paid to Seller is good and valuable consideration for the sale of the Purchased Amount.

6.   <u>Governing Law and Jurisdiction</u>. This Guaranty shall be governed by, and constructed in accordance with, the internal laws of the State of Utah without regard to principles of conflicts of law. Except as provided in Section 10 of this Guaranty, Guarantor submits to the nonexclusive jurisdiction and venue of any state or federal court sitting in Utah State or otherwise having jurisdiction over this Guaranty and Guarantor, for resolution of any claim or action arising, directly or indirectly, out of or related to this Guaranty. The parties stipulate that the venues referenced in this Agreement are convenient. The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court will constitute valid and lawful service of process against them, without the necessity for service by any other means provided by statute or rule of court, but without invalidating service performed in accordance with such other provisions. Guarantor acknowledges and agrees that the Purchase Price is being paid and received by Seller in Utah, that the Specified Percentage of the Future Receipts are being delivered to TLLC in Utah, and that the transaction contemplated in this Guaranty was negotiated, and is being carried out, in Utah. Guarantor acknowledges and agrees that it is guaranteeing a Utah agreement and transaction. Guarantor acknowledges and agrees that Utah has a reasonable relationship to this transaction.

7.   <u>JURY WAIVER.</u> THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY COURT IN ANY SUIT, ACTION OR PROCEEDING ON ANY MATTER ARISING IN CONNECTION WITH OR IN ANY WAY RELATED TO THE TRANSACTIONS OF WHICH THIS GUARANTY IS A PART OR ITS ENFORCEMENT, EXCEPT WHERE SUCH WAIVER IS PROHIBITED BY LAW OR DEEMED BY A COURT OF LAW TO BE AGAINST PUBLIC POLICY. THE PARTIES ACKNOWLEDGE THAT EACH MAKES THIS WAIVER KNOWINGLY, WILLINGLY AND VOLUNTARILY AND WITHOUT DURESS, AND ONLY AFTER EXTENSIVE CONSIDERATION OF THE RAMIFICATIONS OF THIS WAIVER WITH THEIR ATTORNEYS.

8.   <u>SERVICE OF PROCESS</u>. IN ADDITION TO THE METHODS OF SERVICE ALLOWED BY THE UTAH STATE CIVIL PRACTICE LAW & RULES ("CPLR"), GUARANTOR HEREBY CONSENTS, IN THE EVENT OF DEFAULT HEREUNDER, TO SERVICE OF PROCESS UPON HIM/HER/THEM BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED AT THE ADDRESS OF GUARANTOR AS LISTED HEREIN. SERVICE HEREUNDER SHALL BE DEEMED COMPLETED UPON GUARANTOR'S ACTUAL RECEIPT OF THE SERVICE OF PROCESS OR UPON TLLC'S RECEIPT OF THE RETURN THEREOF BY THE UNITED STATES POSTAL SERVICE AS REFUSED OR UNDELIVERABLE. GUARANTOR SHALL PROMPTLY NOTIFY TLLC, IN WRITING, OF EACH AND EVERY CHANGE OF ADDRESS TO WHICH SERVICE OF PROCESS SHALL BE MADE. SERVICE OF PROCESS BY TLLC TO THE LAST KNOWN GUARANTOR'S ADDRESS SHALL BE SUFFICIENT. GUARANTOR WILL HAVE THIRTY (30) CALENDAR DAYS FROM THE DATE OF DELIVERY (OR ATTEMPTED DELIVERY) OF THE SERVICE OF PROCESS HEREUNDER IN WHICH TO RESPOND. FURTHERMORE, GUARANTOR EXPRESSLY CONSENTS THAT ANY AND ALL NOTICE(S), DEMAND(S), REQUEST(S) OR OTHER COMMUNICATION(S) UNDER AND PURSUANT TO THIS AGREEMENT SHALL BE DELIVERED IN ACCORDANCE WITH THE PROVISIONS OF THIS AGREEMENT.

9.   <u>Severability</u>. If for any reason any court of competent jurisdiction finds any provisions of this Guaranty to be void or voidable, the parties agree that the court may reform such provision(s) to render the provision(s) enforceable ensuring that the restrictions and prohibitions contained in this Guaranty shall be effective to the fullest extent allowed under applicable law.

10.   <u>Opportunity for Attorney Review</u>. The Guarantor represents that he/she has carefully read this Guaranty and has had had a reasonable opportunity to consult with his or her legal counsel. Guarantor understands the contents of this Guaranty, and voluntarily signs this Guaranty.

11.   <u>Counterparts and Facsimile Signatures</u>. This Guaranty may be signed in one or more counterparts, each of which shall constitute an original and all of which when taken together shall constitute one and the same agreement. Facsimile or scanned documents or other electronic methods of execution (e.g. DocuSign or similar) shall have the same legal force and effect as an original and shall be treated as an original document for evidentiary purposes.

For Owner/Guarantor #1 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/MANAGER
Address:		Address:	

For Owner/Guarantor #2 (print full name):		Signature:	
SSN:		Title:	OWNER/AGENT/MANAGER
Address:		Address:	

For Torro, LLC:	
Name:	
Title:	

RIDER 1: To the Future Receivables Sale and Purchase Agreement
Applicable Fees

Seller Full Legal Name: ____

1. Possible Conflicts. If there is any conflict or inconsistency between any of the provisions of this Rider and any of the provisions of the Secured Merchant Agreement for the Purchase and Sale of Future Receivables ("Agreement") by and between TLLC and the Seller, to which this Rider is attached, all such conflicts and inconsistencies shall be resolved in favor of the provisions of this Rider.

2. Applicable Fees. The parties agree that the Applicable Fees which Seller shall pay to TLLC, pursuant to Section 18 of the Agreement shall be as follows:

2.1. "Due Diligence Fee" shall be a sum equal to between Four and Ten Percent (10%) of the Purchase Price (the cost of the due diligence of Seller' business performed by TLLC. As a general rule, the Due Diligence Fee varies and depends on the complexity of underwriting required on a business including without limitation, sophistication of Seller's principals, difficulty in ascertaining Seller's receivables and account debtors, sources of Seller's revenue flow, etc.).

2.2. "ACH Monthly Maintenance Fee" will be $______________ and is to cover the expense of the ACH processing program, and will be withdrawn from the Approved Bank Account on the fifteenth day of each month until the Purchased Amount has been paid in full to TLLC, but shall not be applied toward the Purchased Amount.

2.3. "UCC Fee" is $195.00 to cover the cost of filing UCC financing statements and their terminations.

2.4. "Wire Fee" shall be $35.00 per wire to cover cost of remitting the Purchase Price, which may consist of multiple wires.

2.5. Authorization. Seller hereby authorizes TLLC to apply a portion of the Purchase Price due to Seller pursuant to the Agreement toward satisfaction of Seller's obligation to pay the Applicable Fees pursuant to Section 18 of the Agreement by deducting the amount of the Applicable Fees from the Purchase Price prior to delivering it to Seller, with the exception of the ACH Monthly Maintenance Fee which Seller hereby authorizes to be withdrawn from TLLC from the Approved Bank Account on the fifteenth day of each month until the Purchased Amount has been delivered in full to TLLC.

2.6. No Reduction of Purchase Price. Seller hereby agrees that deduction of the Applicable Fees as described above from the Purchase Price shall not be deemed to reduce the Purchase Price.

Seller and TLLC agree that this Rider shall be attached to the Agreement and shall be made a part thereof.

For Seller #1 (print full name):		**Signature:**	
SSN:		**Title:**	OWNER/AGENT/MANAGER

For Seller #2 (print full name):		**Signature:**	
SSN:		**Title:**	OWNER/AGENT/MANAGER

RIDER 2: To the Future Receivables Sale and Purchase Agreement

Origination Fee

Seller Full Legal Name: ____

1. Possible Conflicts. If there is any conflict or inconsistency between any of the provisions of this Rider and any of the provisions of the Secured Merchant Agreement for the Purchase and Sale of Future Receivables ("Agreement") by and between TLLC and the Seller, to which this Rider is attached, all such conflicts and inconsistencies shall be resolved in favor of the provisions of this Rider.

2. Applicable Fees. The parties agree that the Original Fee which Seller shall pay to TLLC, pursuant to Section 20 of the Agreement shall be the sum of $______________________.

3. Authorization. Seller hereby authorizes TLLC to apply a portion of the Purchase Price due to Seller pursuant to the Agreement toward satisfaction of Seller's obligation to pay the Origination Fee pursuant to Section 20 of the Agreement by deducting the amount of the Origination Fee from the Purchase Price prior to delivering it to Seller.

4. No Reduction of Purchase Price. Seller hereby agrees that deduction of the Origination Fee as described above from the Purchase Price shall not be deemed to reduce the Purchase Price.

Seller and TLLC agree that this Rider shall be attached to the Agreement and shall be made a part thereof.

For Seller #1 (print full name):		**Signature:**	
SSN:		**Title:**	OWNER/AGENT/MANAGER

For Seller #2 (print full name):		**Signature:**	
SSN:		**Title:**	OWNER/AGENT/MANAGER

RIDER 3: To the Future Receivables Sale and Purchase Agreement

Prior Balances

Seller Full Legal Name: ______________________________
Amount of Total Prior Balances: $ ______________________

1. Possible Conflicts. If there is any conflict or inconsistency between any of the provisions of this Rider and any of the provisions of the Secured Merchant Agreement for the Purchase and Sale of Future Receivables ("Agreement") by and between TLLC and the Seller, to which this Rider is attached, all such conflicts and inconsistencies shall be resolved in favor of the provisions of this Rider.

2. Authorization. Seller hereby authorizes TLLC to apply a portion of the Purchase Price due to Seller pursuant to the Agreement toward satisfaction of Seller's obligation to pay the Prior Balance pursuant to Section 19 of the Agreement by deducting the amount of the Prior Balance from the Purchase Price prior to delivering it to Seller, and to forward the specific amounts owed by Seller to TLLC and/or the creditors listed in this Rider.

3. No Reduction of Purchase Price. Seller hereby agrees that deduction of the Prior Balance from the Purchase Price shall not be applied against or in any way be deemed to reduce the Purchase Price.

4. Indemnification. Seller hereby indemnifies and agrees to wholly and completely hold TLLC harmless from and for any and all damages and losses (including without limitation legal fees and expenses) incurred by TLLC as the result of any claim on any previous balance or if the information set forth in this Rider is untrue, misleading, or incorrect or incomplete.

Seller and TLLC agree that this Rider shall be attached to the Agreement and shall be made a part thereof.

For Seller #1 (print full name):		**Signature:**	
SSN:		**Title:**	OWNER/AGENT/MANAGER

For Seller #2 (print full name):		**Signature:**	
SSN:		**Title:**	OWNER/AGENT/MANAGER

ACH Authorization Form

All information on this form is required unless otherwise noted.

Business Authorized to Debit/Credit Account (the "Buyer")

Authorized Business Name: Torro, LLC

Authorized Business Phone Number: (855) 586-1164

Authorized Business Address: 5965 S 900 E, Suite 300, Murray, UT 84121

Business Information (the "Seller"):

Business Name:

Business DBA:

Business Phone:

Account Holder Address:

Account Holder's Bank Information:

Name of Bank:

Bank Routing Number:

Bank Account Number:

Transaction Information:

Amount of Transaction: $

Effective Date:

Rate of collection: $

Authorization:

Pursuant to that certain Future Receivables Sale and Purchase Agreement dated _____ between Buyer and Seller (the "Agreement"), Seller authorizes Buyer and/or United Recovery Group, LLC dba Urgpay ("Urgpay") to electronically draft/withdraw via the Automated Clearing House ("ACH") system up to the amount(s) indicated above from the account(s) identified above (the "Approved Bank Account"). Furthermore, in the event of default of the Agreement, Seller authorizes Buyer and/or Urgpay to draft/withdraw via ACH up to the total amount due and owning under the Agreement together with all fees and costs. The Undersigned hereby certifies that they are duly authorized to execute this form on behalf of the above-listed account holder and acknowledges that Seller is subject to a $50.00 reject fee if items are returned for insufficient funds, and authorizes Buyer to initiate electronic checks or ACH debits from the Approved Bank Account on the fifteenth (15th) day of each month, to cover the ACH Monthly Maintenance Fee, in the amount of $_____ until the Purchased Amount has been delivered to Buyer in full. NOTE that this authorization is to remain in full force and effect until Buyer receives written notification from Seller of its termination in such time and in such manner to afford Buyer a reasonable opportunity to act on it; provided, however, that revocation of this authorization prior to remittance of the balance under the Agreement may constitute a breach of the Agreement.

FOR THE SELLER

By: _____

Date: _____

Name of Account Holder: _____

Title of Account Holder: OWNER/AGENT/MANAGER



Dear Seller,

Thank you for accepting this offer from Torro. We look forward to being your funding partner for as long as you need.

Daily ACH Program: Torro will require viewing access to your bank account, each business day, in order to calculate the amount of your daily payment. Please be assured that we carefully safeguard your confidential information, and only essential personnel will have access to it.

Torro will also require viewing access to your bank account, prior to funding, as part of our underwriting process.

Please fill out the form below with the information necessary to access your account and be sure to indicate capital or lowercase letters. If not applicable, please write NA.

Name of bank: _____

Bank portal website: _____

Username: _____

Password: _____

Security Question/Answer 1: _____

Security Question/Answer 2:_____

Security Question/Answer 3: _____

Any other information necessary to access your account:

_____

_____



BASIC CONTACT INFORMATION FOR CASH ADVANCE FUNDING CALL

This form *must* be returned with the contract for funding call to be completed.

BUSINESS CONTACT INFORMATION			
Business name		Do you spend time at your business location every day?	
Business phone number		If yes, what time is best to call you?	
Business e-mail		Have you owned any other businesses in the past?	
Business street address		Do you own any other businesses? If so, briefly describe them.	
City, state ZIP code			
OWNER INFORMATION			
Your name			
Home street address			
City, state ZIP code			
Cell phone number			
E-mail			
Are you currently an active-duty member of the U.S. Military? [ ] Yes [ ] No			
EMERGENCY CONTACT – (WHO CAN WE CALL IF WE CAN'T GET IN TOUCH WITH YOU)			

These references will *NOT* be contacted for funding call, or for any reason if you do not take funding from our company.

Name		Phone	
Relationship to you		E-mail	
Name		Phone	
Relationship to you		E-mail	
Name		Phone	
Relationship to you		E-mail	